I, Robert Waterman, certify that:

(1) the financial statements of ScanHash LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of ScanHash LLC included in this Form reflects accurately the information reported on the tax return for ScanHash LLC filed for the fiscal year ended 12/31/2020.

Signature

Robert Waterman

President

07/01/2021

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.